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Exhibit 99.3

UNDERWRITING AGREEMENT

February 4, 2004

Stuart Energy Systems Corporation
5101 Orbitor Drive
Mississauga, Ontario
L4W 4V1

Attention:	Mr. Jon Slangerup President and Chief Executive Officer

Dear Sirs:

We understand that Stuart Energy Systems Corporation (the "Company") proposes to issue and sell to the Underwriters (as defined below) an aggregate of 7,000,000 common shares (the "Shares") of the Company (the Shares being offered for sale by the Company are collectively referred to in this agreement as the "Purchased Shares"). Upon and subject to the terms and conditions contained in this agreement, National Bank Financial Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc., (collectively, the "Underwriters" and each individually, an "Underwriter") hereby severally offer to purchase from the Company in the respective percentages set out in section 22 of this agreement, and the Company hereby agrees to sell to the Underwriters, all but not less than all of the Purchased Shares at Cdn. $3.00 per Purchased Share. In addition, the Company hereby grants to the Underwriters the Over-Allotment Option (as defined below) and agrees to sell to the Underwriters the Additional Shares (as defined below), to the extent the Over-Allotment Option is exercised by the Underwriters.

In consideration of the agreement of the Underwriters to purchase the Purchased Shares and, if applicable, the Additional Shares and to offer them to the public pursuant to the Prospectus (as defined below), the Company agrees to pay to the Underwriters, (i) at the Time of Closing (as defined below), an aggregate fee of Cdn. $1,260,000, being a fee equal to 6% (exclusive of federal goods and services tax, if applicable) of the aggregate purchase price for the Purchased Shares, and (ii) at the Option Closing Time (as defined below), a fee equal to 6% (exclusive of federal goods and services tax, if applicable) of the aggregate purchase price of the Additional Shares purchased at the Option Closing Time.

Terms and Conditions

The following are additional terms and conditions of this agreement between the Company and the Underwriters.

1.     Definitions

Where used in this agreement, or in any amendment to this agreement, the following terms will have the following meanings, respectively:

  1.1.
  "Additional Shares" has the meaning given to that term in section 4.1 of this agreement;

  1.2.
  "affiliate" means an affiliated entity for purposes of section 1.2 of Ontario Securities Commission Rule 45-501 under the Securities Act (Ontario), as constituted at the date of this agreement;

  1.3.
  "Beneficiaries" has the meaning given to that term in section 16.4 of this agreement;

  1.4.
  "business day" means a day other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario;

  1.5.
  "Closing Date" means February 12, 2004 or any earlier or later date as may be agreed to in writing by the Company and the Underwriters, each acting reasonably, but will in any event not be later than March 19, 2004;

  1.6.
  "Company" has the meaning given to that term in the first paragraph of this agreement;

  1.7.
  "Company Disclosure Schedule" means the disclosure letter of the Company dated the date hereof addressed to the Underwriters;

  1.8.
  "Company's Material IP" has the meaning given to that term in section 9.23 of this agreement;

  1.9.
  "Continuing Underwriters" has the meaning given to that term in section 22 of this agreement;

  1.10.
  "Defaulted Shares" has the meaning given to that term in section 22 of this agreement;

  1.11.
  "distribution" means distribution or distribution to the public, as the case may be, for the purposes of the Securities Laws or any of them;

  1.12.
  "Final MRRS Decision Document" means a receipt for the Prospectus issued in accordance with the MRRS;

  1.13.
  "Financial Information" means (i) the financial statements of the Company incorporated by reference in the Prospectus, together with the reports of KPMG LLP, Chartered Accountants, on those financial statements as at and for the periods indicated in the Prospectus and including the notes with respect to those financial statements, (ii) the consolidated financial statements of Vandenborre Technologies N.V. contained in the Prospectus, together with the reports of KPMG LLP, Chartered Accountants, on those financial statements as at and for the periods contained in the Prospectus and including the notes with respect to those financial statements, and (iii) the unaudited pro forma consolidated statement of operations of the Company, together with the report of KPMG LLP, Chartered Accountants, on such consolidated statement of operations as at and for the periods contained in the Prospectus and including the notes with respect to such consolidated statement of operations;

  1.14.
  "Indemnified Party" has the meaning given to that term in section 16.1 of this agreement;

  1.15.
  "Indemnified Parties" has the meaning given to that term in section 16.1 of this agreement;

  1.16.
  "Intellectual Property" means, collectively, all intellectual property rights of whatsoever nature, kind or description including:

  (i)
  all inventions, patents, patent applications and patent rights (including any patents issuing on such applications or rights);

  (ii)
  all trade-marks, service marks, trade-mark and service mark registrations, trade-mark and service mark applications, rights under registered user agreements, trade names and other trade-mark and service mark rights;

  (iii)
  all copyrights and applications therefor, including all computer software and rights related thereto;

  (iv)
  all trade secrets and proprietary and confidential information;

  (v)
  all industrial designs and registrations thereof and applications therefor;

  (vi)
  all renewals, modifications, developments and extensions of any of the items listed in clauses (i) through (v) above; and

  (vii)
  all patterns, plans, designs, research data, other proprietary know-how, processes, drawings, technology, inventions, formulae, specifications, performance data, quality control information, unpatented blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures, and all licenses, agreements and other contracts and commitments relating to any of the foregoing;

  1.17.
  "knowledge" means to the best of the knowledge of the officers of the Company, after due inquiry;

  1.18.
  "material change" means a material change for the purposes of the Securities Laws or any of them or where undefined under the applicable Securities Laws of a jurisdiction means a change in the business, operations or capital of the Company or any of its subsidiaries that would reasonably be expected to have a significant effect on the market price or value of any of the Company's securities and includes a decision to implement such a change made by the board of directors or senior management of the Company;

  1.19.
  "material fact" means a material fact for the purposes of the Securities Laws or any of them or where undefined under the applicable Securities Laws of a jurisdiction means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Company's securities;

  1.20.
  "misrepresentation" means a misrepresentation for the purposes of the Securities Laws or any of them or, where undefined under the applicable Securities Laws of a jurisdiction, means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

  1.21.
  "MRRS" means the mutual reliance review system procedures provided for under National Policy 43-201 "Mutual Reliance Review System for Prospectuses and Annual Information Forms" among the securities commissions and other securities regulatory authorities in each of the provinces and territories of Canada;

  1.22.
  "Offering Documents" has the meaning given to that term in section 7.1.2 of this agreement;

  1.23.
  "Option Closing Time" has the meaning given to that term in section 4.1 of this agreement;

  1.24.
  "Over-Allotment Option" has the meaning given to that term in section 4.1 of this agreement;

  1.25.
  "Preliminary MRRS Decision Document" means a receipt for the Preliminary Prospectus issued in accordance with the MRRS;

  1.26.
  "Preliminary Prospectus" means the preliminary short form prospectus of the Company (in both the English and French languages unless the context indicates otherwise) dated the date of filing thereof in the Qualifying Jurisdictions (including any information incorporated by reference therein) approved, signed and certified in accordance with the Securities Laws, relating to the qualification for distribution of the Qualified Shares under applicable Securities Laws in the Qualifying Jurisdictions;

  1.27.
  "Prospectus" means the final short form prospectus of the Company (in both the English and French languages unless the context indicates otherwise) dated the date of filing thereof in the Qualifying Jurisdictions (including any information incorporated by reference therein), approved, signed and certified in accordance with the Securities Laws, relating to the qualification for distribution of the Qualified Shares under applicable Securities Laws in the Qualifying Jurisdictions;

  1.28.
  "Purchased Shares" has the meaning given to that term in the first paragraph of this agreement;

  1.29.
  "Qualified Shares" means the Purchased Shares and the Additional Shares;

  1.30.
  "Qualifying Jurisdictions" means, collectively, each of the provinces of Canada;

  1.31.
  "Refusing Underwriter" has the meaning given to that term in section 22 of this agreement;

  1.32.
  "Securities Commission" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

  1.33.
  "Securities Laws" means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this agreement and the securities legislation and policies of each other relevant jurisdiction together with applicable published policy statements of the Canadian securities administrators;

  1.34.
  "Shares" has the meaning given to that term in the first paragraph of this agreement;

  1.35.
  "Significant Shareholders" means Jon Slangerup and Lavoisierico N.V.;

  1.36.
  "subsidiary" means a subsidiary for purposes of section 1.2 of Ontario Securities Commission Rule 45-501 under the Securities Act (Ontario), as constituted at the date of this agreement and, for greater certainty, includes the Subsidiaries;

  1.37.
  "Subsidiaries" means the principal operating subsidiaries of the Company being Vandenborre Technologies N.V., Vandenborre Hydrogen Systems N.V. and The Electrolyser Corporation Ltd.;

  1.38.
  "Supplementary Material" means, collectively, any amendment to the Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under the Securities Laws relating to the qualification for distribution of, among other things, the Qualified Shares under applicable Securities Laws;

  1.39.
  "Time of Closing" means 8:00 a.m. (Toronto time) on the Closing Date, or any other time on the Closing Date as may be agreed to by the Company and the Underwriters;

  1.40.
  "Trust Company" means CIBC Mellon Trust Company;

  1.41.
  "TSX" means the Toronto Stock Exchange;

  1.42.
  "Underwriter" and "Underwriters" have the meanings given to those terms in the first paragraph of this agreement; and

  1.43.
  "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

Capitalized terms used but not defined in this agreement have the meanings given to them in the Prospectus. Any reference in this agreement to a section will refer to a section of this agreement. All words and personal pronouns relating to those words will be read and construed as the number and gender of the party or parties referred to in each case required and the verb will be construed as agreeing with the required word and/or pronoun.

2.     Attributes of the Qualified Shares

  2.1.
  The Qualified Shares to be issued and sold hereunder by the Company shall be duly and validly created and issued by the Company and, when issued and sold by the Company, such Qualified Shares shall have the rights, privileges, restrictions and conditions set forth in the Prospectus, subject to such modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Company and the Underwriters.

3.     Filing of Preliminary Prospectus and Prospectus

  3.1.
  The Company has prepared and filed the Preliminary Prospectus in each of the Qualifying Jurisdictions with the Securities Commissions under the Securities Laws, and has obtained the Preliminary MRRS Decision Document.

  3.2.
  The Company will prepare and file the Prospectus with the Securities Commissions under the Securities Laws in the Qualifying Jurisdictions, and will obtain the Final MRRS Decision Document not later than 5:00 p.m. (Toronto time) on February 4, 2004 (or such other time and/or later date as the Company and the Underwriters may agree).

  3.3.
  Until the earlier of (i) 90 days after the Closing Date, and (ii) the date on which the distribution of the Qualified Shares is completed, the Company will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under the Securities Laws to continue to qualify the distribution of the Qualified Shares or, in the event that the Qualified Shares have, for any reason, ceased so to qualify, to so qualify again the Qualified Shares, as applicable, for distribution.

4.     Over-Allotment Option

  4.1.
  The Company hereby grants to the Underwriters, in the respective percentages set out in section 22 of this agreement, an unassignable (except as expressly provided in this agreement) option (the "Over-Allotment Option") to purchase up to an additional 1,050,000 Shares (the "Additional Shares") (that amount being equal to 15% of the number of Purchased Shares) at the purchase price of Cdn. $3.00 per Additional Share. The Over-Allotment Option may be exercised in whole or in part prior to its expiry in accordance with the provisions of this agreement. Delivery of and payment for any Additional Shares will be made at the offices of Torys LLP, Toronto, Ontario, at the time on the date as set out in the written notice of National Bank Financial Inc. referred to below (the "Option Closing Time") which may occur on the Closing Date but will in no event occur earlier than the Closing Date, nor later than five business days after the date upon which the Company receives written notice from National Bank Financial Inc., on behalf of the Underwriters, setting out the number of Additional Shares to be purchased by the Underwriters, which notice must be received by the Company not later than 5:00 p.m. on the date that is 30 days after the Closing Date. Upon the furnishing of the notice, the Underwriters will be committed to purchase and the Company will be committed to issue and sell in accordance with and subject to the provisions of this agreement the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the offering of the Purchased Shares and for market stabilization purposes permitted pursuant to Securities Laws.

5.     Distribution and Certain Obligations of Underwriters

  5.1.
  During the course of the distribution of the Purchased Shares and any Additional Shares to the public by or through the Underwriters, the Underwriters will offer and sell those Shares to the public only in those jurisdictions where they may be lawfully offered for sale or sold. The Underwriters will comply with applicable laws, including the Securities Laws, in connection with the offer to sell or distribution of the Purchased Shares and any Additional Shares. Except in the Qualifying Jurisdictions, the Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Purchased Shares or any Additional Shares or deliver the Preliminary Prospectus, the Prospectus or any Supplementary Material so as to require registration of those Shares or filing of a prospectus with respect to those Shares under the laws of any jurisdiction, including, without limitation, the United States. Any offer or sale of Purchased Shares or Additional Shares in the United States will be made in accordance with section 15 of this agreement. Each Underwriter will cause similar undertakings to be contained in any agreements among the members of the banking, selling or other groups formed for the distribution of the Purchased Shares and Additional Shares and will require any member of the banking, selling or other group formed for the distribution of the Purchased Shares and Additional Shares to comply with applicable Securities Laws and/or the U.S. Securities Act, as applicable.

  5.2.
  The Underwriters will complete and will use their reasonable best efforts to cause members of their selling group (if any) to complete the distribution of the Purchased Shares as promptly as possible after the Time of Closing. The Underwriters will notify the Company and the TSX as soon as practical, when, in the Underwriters' opinion, the Underwriters and the members of their selling group (if any) have ceased distribution of the Purchased Shares and any Additional Shares and, promptly (not to exceed 28 days) after completion of the distribution, will provide the Company, in writing, with a breakdown of the number of Purchased Shares and any Additional Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required by the Securities Commission for the purpose of calculating fees payable to such Securities Commission.

  5.3.
  No Underwriter will be liable to the Company under this section 5 with respect to a default by any of the other Underwriters.

6.     Delivery of Prospectus and Related Matters

  6.1.
  The Company will cause to be delivered to the Underwriters, at those delivery points as the Underwriters reasonably request, as soon as possible and in any event no later than 5:00 p.m. on the day following the day on which the Final MRRS Decision Document is issued and thereafter from time to time during the distribution of the Purchased Shares and any Additional Shares, as many commercial copies of the Prospectus, as applicable, in the English language and French language as the Underwriters may reasonably request. The Company will similarly cause to be delivered to the Underwriters, at those delivery points as the Underwriters may reasonably request, commercial copies of any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Purchased Shares or any Additional Shares. Each delivery of the Prospectus or any Supplementary Material will have constituted or constitute, as the case may be, consent by the Company to the use by the Underwriters and members of their selling group (if any) of those documents in connection with the distribution of the Purchased Shares or any Additional Shares for sale in all of the Qualifying Jurisdictions, subject to the Securities Laws.

  6.2.
  Each delivery of the Prospectus and any Supplementary Material to the Underwriters by the Company in accordance with section 6.1 will constitute the representation and warranty of the Company to the Underwriters that (except for information and statements relating solely to the Underwriters, or any of them, and furnished by them specifically for use in such document), at the respective times of delivery:

  6.2.1.
  the information and statements contained in the Offering Documents:

  6.2.1.1.
  are true and correct in all material respects and contain no misrepresentation; and

  6.2.1.2.
  constitute full, true and plain disclosure of all material facts relating to the securities referred to in each of those documents, relating to the Company and its subsidiaries, considered as a whole and relating to the offering of Shares contemplated under this agreement as required by the Securities Laws;

    6.2.2.
    no material fact has been omitted from any of those documents which is required to be stated in the document or is necessary to make the statements therein not misleading in the light of the circumstances in which they were made; and

    6.2.3.
    each of those documents complies with applicable Securities Laws, other than as to non-material matters of form or similar non-material matters.

  6.3.
  The Company will deliver to the Underwriters, without charge, in Toronto, Ontario, contemporaneously with or prior to the filing of the Prospectus, unless otherwise indicated:

  6.3.1.
  a copy of the Prospectus in the English language and a copy of the Prospectus in the French language, each signed on behalf of the Company as required by the Securities Laws of each of the Qualifying Jurisdictions;

  6.3.2.
  a copy of any other document required to be filed by the Company under the Securities Laws in connection with the offering of the Purchased Shares and Additional Shares contemplated by this agreement;

  6.3.3.
  a copy of the U.S. Placement Memorandum (as defined below);

  6.3.4.
  a comfort letter dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the board of directors of the Company from KPMG LLP, the auditors of the Company, and based on a review completed not more than two business days prior to the date of the letter, with respect to certain financial and accounting information relating to the Company in the Prospectus and any Supplementary Material, which letter will be in addition to the auditors' reports incorporated by reference and contained in the Prospectus and any auditors' comfort letter addressed to the securities regulatory authorities in the Qualifying Jurisdictions;

  6.3.5.
  an opinion of Quebec counsel to the Company, addressed to the Underwriters, the Company and their respective counsel in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that the French language version of the Prospectus, other than the Financial Information, is, in all material respects, a reasonable and proper translation of the English language version; and

  6.3.6.
  an opinion of the Company's auditors addressed to the Underwriters, the Company and their respective counsel in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that the French translation of the Financial Information, is, in all material respects, a complete and proper translation of the English language version.

  6.4.
  Opinions, comfort letters and other documents substantially similar to those referred to in section 6.3 of this agreement will be delivered to the Underwriters, the Company and their respective counsel, as applicable, with respect to any Supplementary Material, concurrently with the execution of the Supplementary Material.

7.     Material Change

  7.1.
  The Company will promptly inform the Underwriters in writing during the period prior to the completion of the distribution of the Purchased Shares and any Additional Shares of the full particulars of:

  7.1.1.
  any material change (whether actual, anticipated, contemplated or proposed by, or threatened against, the Company) in the assets, liabilities (contingent or otherwise), business, affairs, prospects, operations or capital of the Company and its subsidiaries considered as a whole;

  7.1.2.
  any material fact which has arisen or has been discovered and would have been required to have been stated in the Prospectus or any Supplementary Material (collectively, the "Offering Documents") had that fact arisen or been discovered on, or prior to, the date of any of the Offering Documents; or

  7.1.3.
  any change in any material fact contained in any of the Offering Documents or whether any event or state of facts has occurred after the date of this agreement, which, in any case, is of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents including as a result of any of the Offering Documents containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or misleading in the light of the circumstances in which it was made.

  7.2.
  The Company will comply with section 57 of the Securities Act (Ontario) and with the comparable provisions of the other Securities Laws, and the Company will prepare and the Company will file promptly at the request of the Underwriters any Supplementary Material which, in the opinion of the Underwriters, acting reasonably, may be necessary or advisable, and, subject to section 3.3, will otherwise comply with all legal requirements necessary to continue to qualify the Qualified Shares for distribution in each of the Qualifying Jurisdictions. Upon receipt of any Supplementary Material, the Underwriters shall, as soon as possible, send such Supplementary Material to purchasers of Purchased Shares and/or Additional Shares, as applicable.

  7.3.
  In addition to the provisions of sections 7.1 and 7.2, the Company will, in good faith, discuss with the Underwriters any change, event or fact contemplated in sections 7.1 and 7.2 which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under section 7.1 of this agreement and will consult with the Underwriters with respect to the form and content of any Supplementary Material proposed to be filed by the Company, it being understood and agreed that no such Supplementary Material will be filed with any Securities Commission prior to the review and approval by the Underwriters and their counsel, acting reasonably.

8.     Regulatory Approvals

  8.1.
  The Company will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and will pay all filing fees required to be paid in connection with the transactions contemplated in this agreement.

9.     Representations and Warranties of the Company

The Company represents and warrants that:

  9.1.
  this agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, except as limited by the court's discretion in respect of ordering specific performance and except to the extent that rights to indemnity or contribution under this agreement may be limited by applicable law;

  9.2.
  the Company and each of its subsidiaries has been duly incorporated or amalgamated and organized and is validly subsisting under the laws of its jurisdiction of incorporation, amalgamation or organization, as applicable, and has all requisite power, authority, qualifications, permits and licences to carry on its business as now conducted and to own the material property and assets owned by it, and the Company has all requisite power and authority to enter into this agreement and carry out its obligations hereunder;

  9.3.
  the Company and each of its subsidiaries has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business (except where non-compliance with such laws, rules or regulations would not have a material adverse effect on the assets and properties, business, results of operations, prospects or conditions (financial or otherwise) of the Company and its subsidiaries taken as a whole), and holds all licenses, registrations and qualifications which are material to the Company and its subsidiaries on a consolidated basis in all jurisdictions in which it carries on business to carry on its business as now conducted and all such licenses, registrations or qualifications are valid and existing and in good standing except where such invalidity or non-existence would not have a material adverse effect on the assets and properties, business, results of operations, prospects or conditions (financial or otherwise) of the Company and its subsidiaries on a consolidated basis;

  9.4.
  the Company, directly or indirectly, is the beneficial owner of all of the shares in each of the Subsidiaries;

  9.5.
  the Company does not have any material subsidiaries other than the Subsidiaries;

  9.6.
  the authorized share capital of the Company consists of an unlimited number of common shares, and an unlimited number of preferred shares issuable in series, all without par value, of which, as of February 3, 2004, 28,246,879 common shares and no preferred shares were validly issued and outstanding as fully paid and non-assessable;

  9.7.
  all actions required to be taken by or on behalf of the Company, including the passing of all requisite resolutions of its directors, necessary to carry out its obligations hereunder, have been or will be, by the Time of Closing, completed;

  9.8.
  no person, firm or corporation has, or will have at the Closing Date, any agreement or any option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Company or issuance of, or subscription for, any securities of the Company, except as disclosed in the Prospectus or as may be granted pursuant to the Company's existing stock option plans;

  9.9.
  other than as may be required under the Securities Laws or by the TSX, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for the sale and delivery of the Qualified Shares, as contemplated by this agreement, or the consummation by the Company of the other transactions contemplated by this agreement;

  9.10.
  since March 31, 2003, there has been no material change (actual, contemplated or threatened) in the condition (financial or otherwise), business or future prospects of the Company and its subsidiaries, taken as a whole, except as reflected in the Financial Information or as otherwise set forth in the Prospectus, and the business and material property of the Company and its subsidiaries, taken as a whole, conform in all material respects to the descriptions thereof contained in the Prospectus;

  9.11.
  at the time of delivery thereof to the Underwriters:

    9.11.1.
    the Prospectus and all Supplementary Material will fully comply with the requirements of the Securities Laws;

    9.11.2.
    the Prospectus and all Supplementary Material will provide full, true and plain disclosure of all material facts relating to the Company and to the Shares; and

    9.11.3.
    the Prospectus and all Supplementary Material will not contain any misrepresentation or any untrue, false or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in the light of the circumstances in which it is made, not false or misleading, provided, however that the foregoing representations, warranties and agreements of the Company do not and will not apply with respect to information and statements contained in the Prospectus or Supplementary Material which relate solely to the Underwriters for inclusion in the Prospectus or Supplementary Material;

  9.12.
  the Company and each of its subsidiaries is not in violation of, and the transactions contemplated by this agreement do not and will not result in a breach of, any of the provisions of:

  9.12.1.
  its constating documents or any laws or any resolutions of its directors or shareholders;

  9.12.2.
  any agreement or instrument to which it is a party or by which it is bound; or

  9.12.3.
  any laws and regulations applicable to it, its business, operations or assets, which violation or breach would have a material adverse effect on the condition (financial or otherwise), business or future prospects of the Company and its subsidiaries on a consolidated basis;

  9.13.
  except as is disclosed in the Prospectus, there is no action, suit, proceeding or inquiry before any court, governmental agency or body, pending or to the Company's knowledge threatened, to which the Company or any of its subsidiaries is a party or to which its property is subject, which might result in any material adverse change in the condition (financial or otherwise), business or future prospects of the Company and its subsidiaries on a consolidated basis or which might materially adversely affect the property or assets of the Company and its subsidiaries considered as a whole, or which questions the validity of the issuance, sale or delivery of the Qualified Shares or the validity of any other action taken or to be taken by the Company in connection with this agreement, the invalidity of which action would have a material adverse effect on the condition (financial or otherwise), business or future prospects of the Company and its subsidiaries on a consolidated basis;

  9.14.
  no event of default, and no event which after the giving of notice or the lapse of time or both would constitute an event of default, has occurred and is outstanding under any agreement or instrument relating to the indebtedness for borrowed money of the Company or any of its subsidiaries and no default under any agreement to which the Company or any of its subsidiaries is a party will occur as a result of the entering into of this agreement or the performance by the Company of its obligations thereunder, which event of default or default would have a material adverse effect on the condition (financial or otherwise), business or future prospects of the Company and its subsidiaries on a consolidated basis;

  9.15.
  the Trust Company has been duly appointed as the registrar and transfer agent of the Company with respect to its Shares;

  9.16.
  the Qualified Shares have been approved for listing and trading on the TSX, subject only to satisfaction by the Company of normal closing conditions imposed by the TSX;

  9.17.
  the form and terms of the certificates for the Shares have been approved and adopted by the board of directors of the Company and do not conflict with any applicable laws or with the by-laws of the Company and comply with the rules of the TSX;

  9.18.
  the Purchased Shares and any Additional Shares to be issued as described herein and in the Prospectus have been, or prior to the Time of Closing will be, duly authorized for issuance and, when certificates for such shares are countersigned by the Trust Company and issued, delivered and paid for in full, will be validly issued, fully paid and non-assessable shares of the Company, and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company;

  9.19.
  the Financial Information contained in the Prospectus has been prepared in accordance with Canadian generally accepted accounting principles and present fairly, in all material respects, the financial condition and the results of operations, changes in shareholders equity, and cash flow of the business, as applicable, as at the dates and for the periods referred to in such Financial Information;

  9.20.
  there has not been any reportable disagreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the auditors of the Company;

  9.21.
  except as reflected in the Financial Information or as otherwise set forth or incorporated by reference in the Prospectus, since March 31, 2003, the business has been carried on in a manner consistent with the past practices of the business and in the ordinary course of the normal day-to-day operations of the business;

  9.22.
  except as disclosed in the Prospectus, none of the officers or employees of the Company or any of its subsidiaries, any person who owns, directly or indirectly, more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction with the Company or any of its subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Company and its subsidiaries on a consolidated basis;

  9.23.
  all material applications and registrations of Intellectual Property used by the Company and its subsidiaries in the operation of their businesses are listed in Schedule 9.23 attached hereto (hereinafter collectively referred to as the "Company's Material IP"). The Company, together with its subsidiaries, is the absolute owner and, other than as disclosed in the Prospectus or except as listed in Schedule 9.23, has the sole and exclusive right to use, or is the licensee, sub-licensee or franchisee, as the case may be, of all the Company's Material IP without making any payment to any person or granting any rights to any person in exchange therefor, other than in accordance with the terms of any such license, sub-license or franchise agreement listed in Schedule 9.23. Except as set out in Schedule 9.23 or as disclosed in the Prospectus, each of the Company and its subsidiaries has not granted any licence or other rights to any other person in respect of the Company's Material IP other than in the ordinary course of business. To the knowledge of the Company, no event has occurred during the registration or filing of, or during any other proceeding relating to the Company's Material IP that would make invalid or unenforceable, or negate the right to use any of the Company's Material IP;

  9.24.
  without limiting the generality of the foregoing section 9.23, the execution, delivery and performance of this agreement and the consummation of the transactions contemplated hereby will not breach, violate or conflict with any instrument or agreement to which the Company or any of its subsidiaries is a party governing any of the Company's Material IP, and will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any of the Company's Material IP or in any way impair the right of the Company or any of its subsidiaries to use, sell, license or dispose of or to bring any action for the infringement of any of the Company's Material IP or portion thereof;

  9.25.
  to the knowledge of the Company, none of the Company's Material IP has been derived, in part or in whole, from the Intellectual Property of any other person other than Intellectual Property that has been acquired by or that is the subject of a license or sub-license in favour of the Company or any of its subsidiaries from another person. All appropriate employees of the Company and its subsidiaries have entered into agreements with the Company or its subsidiaries pursuant to which all Intellectual Property developed by them in the course of their relationships with the Company or its subsidiaries belong solely, without any restrictions or obligations whatsoever, to the Company and its applicable subsidiaries, as the case may be. All appropriate consultants of the Company and its subsidiaries have entered into agreements with the Company or its subsidiaries pursuant to which all of the Company's Material IP developed by them in the course of their relationships with the Company or its subsidiaries belong solely, without any restrictions or obligations whatsoever, to the Company and its applicable subsidiaries, as the case may be. The Company and its applicable subsidiaries have taken all reasonable and practical steps (including, without limitation, entering into confidentiality and non-disclosure agreements with all appropriate employees of the Company and its subsidiaries or consultants, third party developers or any other persons with access to or knowledge of the Company's Material IP) sufficient to safeguard and maintain the secrecy and confidentiality of, and proprietary rights in, all of the Company's Material IP;

  9.26.
  Except as disclosed in the Company Disclosure Schedule, to the knowledge of the Company, none of (a) the development, manufacture, marketing, license, sale, lease, service or use of any product currently sold or under development by the Company or any of its subsidiaries, (b) the conduct of the business of each of the Company and its subsidiaries, or (c) the use of the Company's Material IP or any part thereof, constitutes a breach of any contract to which the Company or any of its subsidiaries is a party or a misappropriation, violation or infringement of any Intellectual Property of any other person. Without limiting the foregoing, and other than as disclosed in Company Disclosure Schedule, to the knowledge of the Company, there are no pending or threatened proceedings, litigation or other adverse claims affecting, or with respect to, any part of the Company's Material IP, and neither the Company nor any of its subsidiaries have received any notice, complaint, threat or claim, relating to any such breach, misappropriation, violation or infringement of the Company's Material IP. Other than as disclosed in Company Disclosure Schedule, to the knowledge of the Company, no person is infringing upon the Company's Material IP;

  9.27.
  to the best knowledge of the Company, no employee of the Company or its subsidiaries is in violation of any term of any non-disclosure, proprietary rights or similar agreement between such employee and the Company or its applicable subsidiaries or between such employee and any former employer. To the best of the knowledge of the Company, all technical information developed by and belonging to the Company or its subsidiaries which has not been copyrighted or patented has been kept confidential.

10.   Covenants of the Company

The Company covenants and agrees with the Underwriters that:

  10.1.
  the Company will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus and any Supplementary Material has been filed and receipts have been obtained and will provide evidence satisfactory to the Underwriters of each filing and the issuance of receipts;

  10.2.
  the Company will advise the Underwriters, promptly after receiving notice or obtaining knowledge, of: (i) the issuance by any Securities Commission of any order suspending or preventing the use of the Preliminary Prospectus, the Prospectus or any Supplementary Material; (ii) the suspension of the qualification of the Qualified Shares for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any of those purposes; or (iv) any requests made by any Securities Commission for amending or supplementing the Prospectus or for additional information, and will use its best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly; and

  10.3.
  the Company will deliver to the Underwriters, as soon as practicable after the Prospectus and any Supplementary Material are prepared, the U.S. Placement Memorandum incorporating the Prospectus or Supplementary Material, as the case may be, prepared for use in connection with the offering for sale of the Purchased Shares in the United States pursuant to section 15, and, promptly after preparation, any amendment to the U.S. Placement Memorandum.

11.   Conditions of Closing

The Underwriters' obligation to purchase the Purchased Shares pursuant to this agreement will be subject to each of the following conditions being satisfied at the Time of Closing:

  11.1.
  the Underwriters will receive at the Time of Closing a favourable legal opinion dated the Closing Date from the Company's counsel, Torys LLP, in form and substance acceptable to the Underwriters' counsel, acting reasonably, with respect to the items listed below. In providing such opinions counsel may, where appropriate in the circumstances, rely as to matters of fact on certificates of the Company's officers and/or directors and certificates of governmental agencies and may rely on the opinions of local counsel acceptable to the Underwriters' counsel acting reasonably as to matters governed by laws of the Qualifying Jurisdictions, other than Ontario. Such opinions may contain customary qualifications and assumptions:

  11.1.1.
  the existence of the Company under the laws of its jurisdiction of continuance and the power and capacity of the Company to carry on its business and lease or own its property and assets as described in the Prospectus;

  11.1.2.
  the authorized share capital of the Company;

  11.1.3.
  the attributes of the Shares being consistent in all material respects with the description thereof in the Prospectus;

  11.1.4.
  the corporate power and capacity of the Company to enter into and perform this agreement and the authorization, execution, delivery and enforceability of this agreement by and against the Company, except as rights to indemnity and waiver of contribution thereunder may be limited by applicable law, and subject to bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors rights and to the award of specific performance being in the discretion of a court of competent jurisdiction and other typical qualifications;

    11.1.5.
    the Qualified Shares sold at the Time of Closing being duly and validly authorized and issued and being outstanding as fully paid and non-assessable shares of the Company;

    11.1.6.
    there being no consent, approval, authorization, order, registration or qualification of or with any court or government agency or body in Canada that is required for the consummation by the Company of the transactions contemplated by this agreement, except as have been obtained;

    11.1.7.
    that all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits, consents and authorizations, under the Securities laws of the Qualifying Jurisdictions have been obtained by the Corporation and all other legal requirements have been fulfilled to qualify the Purchased Shares and Additional Shares for sale to the public in each of such Qualifying Jurisdictions through persons who are registered under the applicable laws of such Qualifying Jurisdictions who have complied with the relevant provisions of such applicable laws;

    11.1.8.
    that the Purchased Shares and Additional Shares:

    11.1.8.1.
    subject to compliance with the prudent investor standards and general investment provisions and restrictions of the statutes listed under the heading "Eligibility for Investment" in the Prospectus (and, where applicable, the regulations under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures or goals and, in certain circumstances, the filing of those policies and goals, will not at the date of their sale be precluded as investments under those statutes;

    11.1.8.2.
    are qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan (the "Plans") under the Income Tax Act (Canada) and the regulations thereunder; and

      11.1.8.3.
      based upon information provided by the Company, do not constitute foreign property for the Plans and other persons subject to tax under Part XI of the Income Tax Act (Canada);

    11.1.9.
    that the form of the certificate representing the Shares was approved by the directors of the Company and is in compliance with the requirements of the Canada Business Corporations Act and the rules of the TSX;

    11.1.10.
    that the entering into by the Company of this agreement and the performance of its obligations thereunder do not and will not result in a breach of or a default under any of the provisions of the constating documents and by-laws of the Company and the laws of the Province of Ontario and the Federal laws of Canada applicable therein; and

    11.1.11.
    that, if any sales of Purchased Shares or Additional Shares are made in the United States pursuant to this agreement, the Underwriters will receive an opinion from Torys LLP, U.S. counsel to the Underwriters, with respect to the availability of exemptions from registration under the U.S. Securities Act for such sales.

  11.2.
  The Underwriters will receive at the Time of Closing a favourable legal opinion dated the Closing Date from their counsel, Osler, Hoskin & Harcourt LLP, with respect to such of the matters described in section 11.1 as the Underwriters may reasonably request, and in providing such opinion, Osler, Hoskin & Harcourt LLP may rely, to the extent appropriate, on certificates of fact, opinion of local counsel and the opinion of Torys LLP referred to in section 11.1.

  11.3.
  The Underwriters will receive at the Time of Closing an opinion of Quebec counsel to the Company addressed to the Underwriters, the Company and their respective counsel that, subject to general investment provisions, the Qualified Shares will, upon their issue, be eligible investments or will not be precluded as investments under the Quebec statutes set out under the heading "Eligibility for Investment" in the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably.

  11.4.
  The Underwriters will receive at the Time of Closing an opinion of Quebec counsel to the Company, addressed to the Underwriters, in form and substance acceptable to Underwriters' counsel, acting reasonably, regarding compliance with all the laws of Quebec relating to the use of the French language in connection with the distribution of the Qualified Shares.

  11.5.
  The Underwriters will receive at the Time of Closing an opinion of Allen & Overy, Belgium counsel to Vandenborre Technologies N.V., in form and substance acceptable to Underwriter's counsel, acting reasonably, regarding the items listed below. In providing such opinion, Allen & Overy may, where appropriate in the circumstances, rely as to matters of fact on certificates of the Company's officers and/or directors, publications in the Annex to the Moniteur Belge/Belgisch Staatsblad and certificates of government agencies. Such opinion may contain the customary qualifications and assumptions:

    11.5.1.
    the incorporation and existence of Vandenborre Technologies N.V. under Belgium law;

    11.5.2.
    the incorporation and existence of Vandenborre Hydrogen Systems N.V. under Belgium law;

    11.5.3.
    that the business carried out by Vandenborre Technologies N.V., as described in a certificate of an officer of Vandenborre Technologies N.V., is not inconsistent with the provisions of the Belgium Company Code applicable to it or its corporate purpose as described in its articles of association;

    11.5.4.
    that Vandenborre Technologies N.V. may own or lease assets and properties to the extent that such is related with its corporate purpose as described in its articles of association or is furthering the realization of its corporate purpose;

    11.5.5.
    that the business carried out by Vandenborre Hydrogen Systems N.V., as described in a certificate of an officer of Vandenborre Hydrogen Systems N.V., is not inconsistent with the provisions of the Belgium Company Code applicable to it or its corporate purpose as described in its articles of association; and

    11.5.6.
    that Vandenborre Hydrogen Systems N.V. may own or lease assets and properties to the extent that such is related with its corporate purpose as described in its articles of association or is furthering the realization of its corporate purpose.

  11.6.
  The Underwriters will receive at the Time of Closing a comfort letter dated the Closing Date from the Company's auditors, KPMG LLP, addressed to the Underwriters and the directors of the Company, confirming the matters contained in the comfort letter to be delivered to the Underwriters pursuant to section 6.3.4 to a date not more than two business days prior to the Closing Date.

  11.7.
  At or immediately before the Time of Closing, the Significant Shareholders and the Underwriters will enter into agreements to the effect that they will not, directly or indirectly, (i) offer, sell, contract to sell, secure, pledge, grant or sell any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, any Shares or securities convertible into or exchangeable for Shares or (ii) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Shares, whether any such transaction described in this section 11.7 is to be settled by delivery of Shares, other securities, cash or otherwise, for a period of 90 days from the Closing Date, without the prior written consent of National Bank Financial Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed.

  11.8.
  The Underwriters will receive at the Time of Closing a certificate dated the Closing Date, signed by the President and Chief Executive Officer and the Vice President, Corporate Development, General Counsel and Corporate Secretary of the Company or such other officer(s) of the Company as the Underwriters may approve, certifying for and on behalf of the Company that to the best of their knowledge after having made due enquiry, except as disclosed in the Prospectus or any Supplementary Material:

  11.8.1.
  Since March 31, 2003:

  11.8.1.1.
  (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and its subsidiaries on a consolidated basis, and (B) no transaction has been entered into by any of the Company or any of its subsidiaries which is material to the Company and its subsidiaries on a consolidated basis; and

  11.8.1.2.
  no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the common shares or any other securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Securities Laws or by any other regulatory authority.

  11.8.2.
  neither the Company nor any of its subsidiaries has any contingent liabilities out of the ordinary course of business which are material to the Company and its subsidiaries on a consolidated basis;

  11.8.3.
  there are no actions suits, proceedings or inquiries pending or, to the knowledge of such officers, threatened against or affecting the Company or any of its subsidiaries before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the Company and its subsidiaries on a consolidated basis; and

    11.8.4.
    the representations and warranties of the Company herein contained are true and correct as of the Time of Closing, the Company has duly complied with all of the agreements of the Company contained herein and all the terms and conditions relating to the Company herein contained required to be performed and complied with by the Company up to the Time of Closing have been performed and complied with.

  11.9.
  The representations and warranties of the Company contained in this agreement will be true at and as of the Time of Closing as if such representations and warranties were made at and as of such time and all agreements, covenants and conditions required by this agreement to be performed or complied with by the Company will have been complied with prior to that time.

12.   Closing

  12.1.
  The closing of the purchase and sale of the Purchased Shares will be completed at the Time of Closing at the offices of Torys LLP, Suite 3000, 79 Wellington Street West, Box 270, Toronto-Dominion Centre, Toronto, Ontario M5K 1N2, or at any other place determined in writing by the Company and the Underwriters. At the Time of Closing, Company will deliver to National Bank Financial Inc., or as National Bank Financial Inc. may direct, (i) one global share certificate representing the aggregate number of Purchased Shares and any Additional Shares sold outside the United States, registered in the name of "CDS & Co.", as nominee (or in such other name or names as National Bank Financial Inc. shall notify the Company not less than 24 hours prior to the Time of Closing), (ii) one global share certificate representing the aggregate number of Purchased Shares and any Additional Shares sold to Qualified Institutional Buyers (as defined below) or Accredited Investors (as defined below) in the United States, registered in the name of "CDS & Co.", as nominee (or in such other name or names as National Bank Financial Inc. shall notify the Company not less than 24 hours prior to the Time of Closing), and (iii) all further documentation as may be contemplated in this agreement; against payment by the Underwriters to the Company, of the purchase price for the Purchased Shares and any Additional Shares being sold by them under this agreement, net of the Underwriters' fee set out in the second paragraph of this agreement, by wire transfer payable to or as directed by the Company.

13.   Restrictions on Further Issues or Sales

  13.1.
  The Company agrees that it will not, directly or indirectly, issue, sell or offer to sell, or otherwise dispose of, or announce any intention to do so, in a public offering or by way of private placement or otherwise, any Shares or financial instruments or securities convertible or exchangeable into Shares, other than pursuant to the offering contemplated by this agreement, upon the exercise of director or employee stock options in the normal course, or to satisfy existing instruments of the Company already issued as of the date hereof, for a period of 90 days from the Closing Date, without the prior written consent of National Bank Financial Inc., on behalf of the Underwriters, except that the Company may issue Shares to a strategic partner, without the prior written consent of National Bank Financial Inc., during the period commencing 30 days after the Closing Date if the issue price is not lower than the offering price of the Purchased Shares less 15%.

14.   Closing for Shares Purchased under Over-Allotment Option

  14.1.
  In the event the Over-Allotment Option is exercised in accordance with its terms, the Company will, at or prior to the Option Closing Time, deliver to National Bank Financial Inc., on behalf of the Underwriters, that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and the Underwriters will become obligated to purchase from the Company such number of Additional Shares. At the Option Closing Time, the Company will deliver to National Bank Financial Inc., or as National Bank Financial Inc. may direct, (i) one global share certificate representing the aggregate number of Additional Shares sold outside the United States to be registered in the name of "CDS & Co.", as nominee (or in such other name or names as National Bank Financial Inc. shall notify the Company not less than 24 hours prior to such Option Closing Time), (ii) one global share certificate representing the aggregate number of Additional Shares sold to Qualified Institutional Buyers and Accredited Investors in the United States, registered in the name of "CDS & Co.", as nominee (or in such other name or names as National Bank Financial Inc. shall notify the Company not less than 24 hours prior to such Option Closing Time), and (iii) all further documentation as may be contemplated in this agreement; against payment by the Underwriters to Torys LLP in trust for the Company of the purchase price for the Additional Shares being sold by them under this agreement, net of the Underwriters' fee set out in the second paragraph of this agreement, by certified cheque, bank draft or wire transfer payable to or as directed by the Company.

  14.2.
  The Company shall make all necessary arrangements for the exchange of such global share certificates representing the number of Additional Shares purchased by the Underwriters at the principal offices of the Trust Company in the City of Toronto, in such amounts and registered in such names as shall be designated by National Bank Financial Inc. on behalf of the Underwriters not less than 24 hours prior to the Option Closing Time. Such exchange is to be made without cost to the Underwriters or to the members of their selling group.

  14.3.
  The obligation of the Underwriters to complete the purchase of the Additional Shares under this agreement, upon the exercise of the Over-Allotment Option, is subject to the receipt by the Underwriters of (i) a certificate signed by those officers of the Company as are acceptable to the Underwriters, acting reasonably, to the effect set out in section 11.8 at and as of the Option Closing Time, and (ii) an opinion of the Company's counsel in form and substance acceptable to the Underwriters' counsel, acting reasonably, with respect to the matters set out in section 11.1.

15.   Offering in the United States

  15.1.
  For the purposes of this agreement, the following terms will have the meanings indicated:

  15.1.1.
  "Accredited Investor" means an "accredited investor" as defined in Rule 501 of Regulation D;

  15.1.2.
  "Directed Selling Efforts" means "directed selling efforts" as defined in Regulation S and, without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Purchased Shares and the Additional Shares, and includes, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Purchased Shares and the Additional Shares;

  15.1.3.
  "General Solicitation" and "General Advertising" mean "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

  15.1.4.
  "Qualified Institutional Buyer" means a "qualified institutional buyer" as defined in Rule 144A;

  15.1.5.
  "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

  15.1.6.
  "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

  15.1.7.
  "Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

  15.1.8.
  "SEC" means the United States Securities and Exchange Commission;

    15.1.9.
    "Substantial U.S. Market Interest" means "substantial U.S. market interest" as defined in Regulation S;

    15.1.10.
    "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

    15.1.11.
    "U.S. Placement Memorandum" means the Prospectus supplemented with wrap pages dated the date of this agreement describing the offering of the Purchased Shares and any Additional Shares in the United States and restrictions imposed under the U.S. Securities Act; and

    15.1.12.
    "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

  15.2.
  The Underwriters may offer and sell the Purchased Shares and Additional Shares within the United States through the U.S. Affiliates (as defined below) on the terms and subject to the conditions of this section 15. In connection therewith, the Company represents, warrants and covenants that:

  15.2.1.
  none of the Company, its affiliates or any person acting on its or their behalf, (other than the Underwriters, U.S. affiliates of the Underwriters ("U.S. Affiliates"), or any members of the banking and selling group formed by them (collectively, the "Selling Firms"), as to whom the Company makes no representation), has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Purchased Shares and the Additional Shares;

  15.2.2.
  the Company is not, and as a result of the sale of the Purchased Shares and Additional Shares will not be required to register an "investment company" pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

  15.2.3.
  none of the Company, its affiliates or any person acting on its or their behalf, (other than any of the Selling Firms, as to whom the Company makes no representation), has engaged or will engage in any form of General Solicitation or General Advertising or in any conduct involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with any offer or sale of the Purchased Shares and Additional Shares or any security convertible or exchangeable into Purchased Shares or Additional Shares in the United States within the six month period prior to the date of this agreement;

  15.2.4.
  so long as any of the Purchased Shares and Additional Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act the Company will, unless it becomes subject to and complies with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or the information furnishing requirements of Rule 12g3-2(b) thereunder, provide to any holder of those restricted securities, or to any prospective purchaser of those restricted securities designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as that requirement is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A);

    15.2.5.
    neither the Company nor its affiliates will take any action that would cause the applicable registration exemptions to be unavailable for the offer and sale of Purchased Shares and Additional Shares pursuant to this agreement;

    15.2.6.
    Purchased Shares and Additional Shares are not, and as of the Time of Closing the Purchased Shares and Additional Shares will not be, and no securities of the same class as the Purchased Shares and Additional Shares are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted;

    15.2.7.
    the Company will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable state blue sky laws;

    15.2.8.
    the Company, its affiliates and any person acting on its or their behalf have complied and will comply with the requirements for an "offshore transaction", as such term is defined in Regulation S;

    15.2.9.
    the Company is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no "substantial U.S. market interest" (as such term is defined under Regulation S) in the Purchased Shares and Additional Shares; and

    15.2.10.
    the Company will notify the Trust Company as soon as practicable upon it becoming a "domestic issuer", as defined in Regulation S.

  15.3.
  Each Underwriter acknowledges that the Purchased Shares and the Additional Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, each Underwriter separately and not jointly represents, warrants and covenants, and will cause its U.S. Affiliates to comply with such representations, warranties and covenants, that:

    15.3.1.
    it will not offer or sell Purchased Shares and Additional Shares within the United States, except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the U.S. Securities Act. Each Underwriter agrees that it will offer and sell the Purchased Shares and Additional Shares only in accordance with Rule 903 of Regulation S or in accordance with the other restrictions set forth in this section 15. Accordingly, it has not engaged and will not engage in any Directed Selling Efforts with respect to the Purchased Shares and Additional Shares, and has complied and will comply with the offering restriction requirements of Regulation S;

    15.3.2.
    neither it nor any of its affiliates nor any person acting on its or their behalf has or will engage in any form of General Solicitation or General Advertising or in any conduct involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with its offers or sales of any of the Purchased Shares and the Additional Shares in the United States;

    15.3.3.
    all offers and sales of the Purchased Shares and the Additional Shares in the United States will be effected through its U.S. Affiliate, which is duly registered and in good standing under the U.S. Exchange Act and all applicable state securities laws and regulations, in accordance with all applicable United States state and federal securities (including broker-dealer) laws;

    15.3.4.
    each U.S. Affiliate which is purchasing the Purchased Shares and the Additional Shares in the United States is a Qualified Institutional Buyer;

    15.3.5.
    it agrees to deliver, through the U.S. Affiliates, a copy of the U.S. Placement Memorandum to each person in the United States purchasing the Purchased Shares or the Additional Shares whether directly or in an initial resale in the United States;

    15.3.6.
    it will solicit, and will cause each U.S. Affiliate to solicit, offers for the Purchased Shares and Additional Shares in the United States only from, and will offer the Purchased Shares and Additional Shares only to, persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A or Accredited Investors. Is also agrees that it will solicit offers for the Purchased Shares and Additional Shares only from, and will offer the Purchased Shares and Additional Shares only to, (i) persons that in purchasing such shares will be deemed to have represented and agreed as provided in section 15.5 below (in the case of investors purchasing Purchased Shares or Additional Shares pursuant to Rule 144A) or (ii) persons that, prior to any purchase of Purchased Shares or Additional Shares in the United States, signed a U.S. purchaser's letter containing representations, warranties and agreements to the Company substantially similar to those contained in Schedule 15.4.1 to this agreement (in each case to the extent such representations are applicable to the purchase concerned);

    15.3.7.
    all purchasers of the Purchased Shares and the Additional Shares who are buying the Purchased Shares and the Additional Shares pursuant to Rule 144A will be informed that the Purchased Shares and the Additional Shares are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A; and

    15.3.8.
    immediately prior to soliciting such offerees, the U.S. Affiliate has reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer or an Accredited Investor.

  15.4.
  Each Underwriter agrees, and will cause each of its U.S. Affiliates to agree, that:

  15.4.1.
  prior to the Closing Date, it will request National Bank Financial Inc. to provide the Trust Company with a list of all purchasers of the Purchased Shares and Additional Shares in the United States;

  15.4.2.
  at closing, it, together with its U.S. Affiliate selling Purchased Shares and Additional Shares in the United States, will provide a certificate, substantially in the form of Schedule 15.4.2 to this agreement relating to the manner of the offer and sale of the Purchased Shares and Additional Shares in the United States; and

  15.4.3.
  if the Underwriters authorize any Selling Firms to offer and sell Purchased Shares or Additional Shares in the United States through the U.S. Affiliates, the Underwriters will cause each such firm to acknowledge in writing, for the benefit of the Company, its agreement to be bound by the provisions of this section 15 in connection with all offers and sales of the Purchased Shares and Additional Shares in the United States. The Underwriters have not and will not make any other contractual arrangement for the distribution of the Purchased Shares or Additional Shares in the United States without the prior written consent of the Company, which consent will not be unreasonably withheld.

  15.5.
  It is understood and agreed by the Underwriters that the Purchased Shares and Additional Shares may be offered and resold by the Underwriters and members of the Selling Firms in the United States pursuant to the provisions of Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the U.S. Placement Memorandum and by purchasing Purchased Shares and/or Additional Shares, each purchaser shall be deemed to have represented and warranted for the benefit of the Company and each of the Underwriters that:

  15.5.1.
  it is authorized to consummate the purchase of the Purchased Shares and/or Additional Shares;

  15.5.2.
  it understands and acknowledges that the Purchased Shares and Additional Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and that the offer and sale of Purchased Shares and Additional Shares to it are being made in reliance upon Rule 144A;

  15.5.3.
  it is a Qualified Institutional Buyer and is acquiring the Purchased Shares and/or Additional Shares for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Purchased Shares or Additional Shares in violation of United States federal or state securities laws;

  15.5.4.
  it acknowledges that it has not purchased the Purchased Shares or Additional Shares as a result of any General Solicitation or General Advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by General Solicitation or General Advertising;

  15.5.5.
  it understands and acknowledges that the Purchased Shares and Additional Shares are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act ("Rule 144"), and that if in the future it decides to offer, resell, pledge or otherwise transfer any of the Purchased Shares or Additional Shares, the Purchased Shares or Additional Shares may be offered, sold, pledged or otherwise transferred only (i) to the Company; (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable Canadian local laws and regulations; (iii) within the United States, in accordance with (A) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance upon Rule 144A or (B) Rule 144, if available, and in compliance with any applicable state securities laws of the United States; or (iv) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States, after (1) in the case of proposed transfers pursuant to (ii) above, providing a declaration to CIBC Mellon Trust Company, as transfer agent for the Purchased Shares and Additional Shares, in the form attached hereto as Schedule 15.5 (or such other form as the Company may prescribe from time to time) and (2) in the case of proposed transfers pursuant to (iii) or (iv) above, providing an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act;

    15.5.6.
    it understands and acknowledges that certificates representing any Purchased Shares and Additional Shares sold in the United States, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend upon the original issuance of the Purchased Shares and Additional Shares and until the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

      "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF STUART ENERGY SYSTEMS CORPORATION (THE "COMPANY") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED.

      IF THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO CIBC MELLON TRUST COMPANY AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

      If any Purchased Shares or Additional Shares are being resold in accordance with Rule 904 of Regulation S, and if the Company is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to CIBC Mellon Trust Company, as registrar and transfer agent, in the form attached hereto as Schedule 15.5 (or as the Company may prescribe from time to time).

      If any Purchased Shares or Additional Shares are being resold under Rule 144, the legend may be removed by delivering to CIBC Mellon Trust Company an opinion of counsel, of recognized standing reasonably satisfactory to the Company, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

    15.5.7.
    it consents to the Company making a notation on its records or giving instructions to any transfer agent of the Purchased Shares and Additional Shares in order to implement the restrictions on transfer set out and described in section 15.5.5. above;

    15.5.8.
    it understands and acknowledges that the Company is not obligated to file and has no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Purchased Shares or Additional Shares in the United States;

    15.5.9.
    it acknowledges that it has received a copy of the U.S. Placement Memorandum and the Prospectus and has been afforded the opportunity to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Purchased Shares and Additional Shares and to obtain such additional information which the Company possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the U.S. Placement Memorandum and the Prospectus and that it considered necessary in connection with its decision to invest in the Purchased Shares and Additional Shares;

    15.5.10.
    it understands and acknowledges that the Company (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not, at the time the Purchased Shares or Additional Shares are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Company not to be a foreign issuer; and

    15.5.11.
    it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Company, the Underwriters and each Selling Firm in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Purchased Shares and/or Additional Shares.

16.   Indemnification

  16.1.
  The Company agrees to protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents (collectively, the "Indemnified Parties" and individually an "Indemnified Party") from and against all losses (other than losses of profit in connection with the distribution of the Purchased Shares and any Additional Shares), claims, damages, liabilities, reasonable costs and reasonable expenses, including, without limitation, all amounts paid to settle actions or satisfy judgements or awards and all legal fees and expenses (collectively, a "Claim") caused by or arising directly or indirectly by reason of:

  16.1.1.
  any breach of or default under any representation, warranty, covenant or agreement of the Company in this agreement or any other document to be delivered pursuant hereto or the failure of the Company to comply with any of its obligations hereunder or thereunder;

  16.1.2.
  any information or statement (except any information or statement relating solely to the Underwriters, or any of them) contained in any of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material or any other document or material filed or delivered by or on behalf of the Company pursuant to this agreement (collectively, the "Documents") being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in the Documents any material fact (except facts relating solely to the Underwriters or any of them) required to be stated in the Documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

    16.1.3.
    any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters, or any of them) contained in any of the Documents, preventing or restricting the trading in or the sale or distribution of the Qualified Shares; or

    16.1.4.
    the Company not complying with any requirement of any Securities Laws;

    and the Company will reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto. This indemnity will be in addition to any liability which the Company may otherwise have.

  16.2.
  If any Claim contemplated by section 16.1 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned will notify the Company in writing, as soon as reasonably practicable, of the nature of the Claim; provided, that, any failure to so notify in respect of any potential Claim will not, subject to the following, affect the liability of the Company under this section 16 and; provided, further, that any failure to so notify in respect of any actual Claim will not increase the liability of the Company under this section 16. The Company will, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence will be through legal counsel selected by the Company and acceptable to the Indemnified Party, acting reasonably, and no admission of liability will be made by the Company or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Company which consent will not be unreasonably withheld. An Indemnified Party will have the right to employ separate counsel in any such suit and participate in its defence but the reasonable fees and expenses of that counsel will be at the expense of the Indemnified Party unless:

    16.2.1.
    the Company fails to assume the defence of the suit on behalf of the Indemnified Party within ten days of receiving notice of the suit;

    16.2.2.
    the employment of that counsel has been authorized by the Company; or

    16.2.3.
    the named parties to the suit (including any added or third parties) include the Indemnified Party and the Company and the Indemnified Party has been advised in writing by counsel that there are legal defences available to the Indemnified Parties that are different or in addition to those available to the Company or that representation of the Indemnified Party by counsel for the Company is inappropriate as a result of the potential or actual conflicting interests of those represented,

    (in each of cases 16.2.1, 16.2.2 or 16.2.3, the Company will not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Company will be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction). Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Company, which consent will not be unreasonably withheld.

  16.3.
  The rights of indemnity contained in this section 16 will not enure to the benefit of the Underwriters if the Company has complied with the provisions of sections 6 and 7, as applicable, and the person asserting any Claim contemplated by this section 16 was not provided with a copy of the Prospectus or any Supplementary Material which corrects any untrue statement or information, misrepresentation (for the purposes of Securities Laws or any of them) or omission which is the basis of the Claim and which is required under Securities Laws to be delivered to that person by the Underwriters or members of their banking or selling group (if any).

  16.4.
  The Company hereby acknowledges and agrees that, with respect to sections 16 and 17 of this agreement, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the "Beneficiaries"). In this regard, each of the Underwriters will act as trustee for the Beneficiaries of the covenants of the Company under sections 16 and 17 of this agreement with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

17.   Contribution

  17.1.
  In order to provide for just and equitable contribution in circumstances in which an indemnity provided in section 16 of this agreement would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Company will contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of profits in connection with the distribution of the Purchased Shares and any Additional Shares) of the nature contemplated in section 16 of this agreement and suffered or incurred by the Indemnified Parties in proportions reflective of the relative benefits received by the Company, and any Indemnified Party, as well as their relative fault and any other relevant equitable considerations, as determined by a court of competent jurisdiction; provided that the Underwriters will not in any event be liable to contribute, in the aggregate, any amount in excess of the total underwriting fee or any portion actually received. No party who has engaged in any fraud, fraudulent misrepresentation or negligence will be entitled to claim contribution from any person who has not engaged in that fraud, fraudulent misrepresentation or negligence.

  17.2.
  For greater certainty, the Company will not have any obligation to contribute pursuant to this section 17 in respect of any Claim except to the extent the indemnity given by it in section 16 of this agreement would have been applicable to that Claim in accordance with its terms, had that indemnity been found to be enforceable and available to the Indemnified Parties.

  17.3.
  The rights to contribution provided in this section will be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that section 17.1 of this section will apply, mutatis mutandis, in respect of that other right.

18.   Expenses

  18.1.
  Whether or not the transactions herein contemplated shall be completed, all expenses of or incidental to the sale of the Purchased Shares and any Additional Shares and of or incidental to all other matters in connection with the transactions set out herein shall be borne by the Company including, without limitation, expenses payable in connection with the qualification of the Purchased Shares and any Additional Shares for sale to the public, the reasonable fees and expenses of counsel to the Company, the reasonable fees and expenses of the Company's auditors, all costs incurred in connection with the preparation, translation, printing and delivery of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material and all documents required to be incorporated by reference therein (including commercial copies thereof), all reasonable fees and expenses of the Trust Company, and the reasonable out-of-pocket expenses of the Underwriters including, without limitation, all expenses associated with the "road shows" and marketing activities and all travel and lodging expenses and the production of "green sheets" in connection therewith, and the reasonable fees and disbursements of counsel to the Underwriters, (including Canadian federal goods and services tax eligible on any of the foregoing), provided that reimbursable fees of legal counsel to the Underwriters shall not exceed $150,000.

19.   All Terms to be Conditions

  19.1.
  The Company agrees that the conditions contained in section 11 hereof will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company, and that it will use its reasonable commercial efforts to cause all such conditions to be complied with. All representations, warranties, covenants and other terms of this agreement shall be and shall be deemed to be conditions, and any breach or failure to comply with any of them or any of the conditions set out in section 11 shall entitle the Underwriters to terminate their obligation to purchase the Purchased Shares and any Additional Shares, by written notice to that effect given to the Company at or prior to the Time of Closing. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

20.   Termination by Underwriters in Certain Events

  20.1.
  Each Underwriter will also be entitled to terminate its obligation to purchase the Purchased Shares by written notice to that effect given to the Company at or prior to the Time of Closing if:

  20.1.1.
  any inquiry, investigation or other proceeding is commenced, announced or threatened or any order is issued under or pursuant to any relevant statute or by any stock exchange or other regulatory authority or there is any change of law, or interpretation or administration thereof, which, in the reasonable opinion of that Underwriter, acting in good faith, operates to prevent or restrict the trading in, or which adversely impacts the distribution or the marketability of the Purchased Shares;

  20.1.2.
  there occurs any change, including, without limitation, any material change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Company or the Subsidiaries, which, in the opinion of that Underwriter, could reasonably be expected to result in the purchasers of a material number of Purchased Shares exercising their right under Securities Laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof or which has or could reasonably be expected to have a significant adverse effect on the market price or value of the Purchased Shares or any of them;

    20.1.3.
    there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any governmental action, law, regulation, inquiry or other similar occurrence which, in the reasonable opinion of such Underwriter, seriously adversely affects or may seriously adversely affect the financial markets in Canada or the United States or the business, operations or affairs of the Company and its subsidiaries, taken as a whole; or

    20.1.4.
    the state of the financial markets in Canada or elsewhere where it is planned to market the Purchased Shares is such that, in the reasonable opinion of the Underwriters (or any one of them), the Purchased Shares cannot be profitably marketed.

  20.2.
  If this agreement is terminated by any of the Underwriters pursuant to section 20.1 of this agreement, there will be no further liability on the part of that Underwriter or of the Company to that Underwriter, except in respect of any liability which may have arisen or may later arise under sections 16, 17 and 18 of this agreement.

  20.3.
  The right of the Underwriters or any of them to terminate their respective obligations under this agreement is in addition to all other remedies they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this agreement. A notice of termination given by one Underwriter under this section 20 will not be binding upon the other Underwriters.

21.   Over-Allotment

In connection with the distribution of the Purchased Shares, the Underwriters and members of their selling group (if any) may over-allot or effect transactions which stabilize or maintain the market price of the Shares at levels above those which might otherwise prevail in the open market, in compliance with Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

22.   Obligations of the Underwriters to be Several

Subject to the terms and conditions of this agreement, the obligation of the Underwriters to purchase the Purchased Shares and the Additional Shares, if any, will be several and not joint or joint and several. The percentage of the Purchased Shares and any Additional Shares to be severally purchased and paid for by each of the Underwriters will be as follows:

National Bank Financial Inc.	55%
CIBC World Markets Inc.	25%
RBC Dominion Securities Inc.	20%

If an Underwriter (a "Refusing Underwriter") does not complete the purchase and sale of the Purchased Shares or Additional Shares which that Underwriter has agreed to purchase under this agreement (other than in accordance with section 20) (the "Defaulted Shares"), National Bank Financial Inc. may delay the Closing Date for not more than five (5) days and the remaining Underwriters (the "Continuing Underwriters") will be entitled, at their option, to purchase all but not less than all of the Defaulted Shares pro rata according to the number of Purchased Shares or Additional Shares to have been acquired by the Continuing Underwriters under this agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If the Continuing Underwriters do not elect to purchase the balance of the Purchased Shares or Additional Shares pursuant to the foregoing, then:

  22.1.
  the Continuing Underwriters will not be obliged to purchase any of the Purchased Shares or Additional Shares;

  22.2.
  the Company will not be obliged to sell less than all of the Purchased Shares or Additional Shares; and

  22.3.
  the Company will be entitled to terminate its obligations under this agreement arising from its acceptance of this offer, in which event there will be no further liability on the part of the Company or the Continuing Underwriters, except pursuant to the provisions of sections 16, 17 and 18.

23.   Notice

Any notice or other communication required or permitted to be given under this agreement will be in writing and will be delivered to:

  (a)
  in the case of the Company:

  c/o Stuart Energy Systems Corporation
  5101 Orbitor Drive
  Mississauga, Ontario L4W 4V1

  Attention: R. Randall MacEwen
  Facsimile No.: (905) 282-7701

  With a copy to:

    Torys LLP
    Suite 3000, Box 270
    79 Wellington Street West
    Toronto-Dominion Centre
    Toronto, Ontario M5K 1N2

    Attention: Philip J. Brown
    Facsimile No.: (416) 865-7380

  (b)
  in the case of the Underwriters:

  c/o National Bank Financial Inc.
  130 King Street West
  Suite 3200, PO Box 21
  Toronto, Ontario M5X 1J9

  Attention: Marc Murnaghan
  Facsimile No.: (416) 869-6411

  With a copy to:

    Osler, Hoskin & Harcourt LLP
    Box 50, 1 First Canadian Place
    Toronto, Ontario M5X lB8

    Attention: J. Mark DesLauriers
    Facsimile No.: (416) 862-6666

The parties may change their respective addresses for notices by notice given in the manner set out above. Any notice or other communication will be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, will be given by telecopy and will be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy, on the first business day following the day on which it is sent.

24.   Miscellaneous

  24.1.
  The Company will be entitled to and will act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by National Bank Financial Inc. which will represent the Underwriters and which will have authority to bind the Underwriters in respect of all matters under this agreement, except in respect of any matter referred to in section 20, or any settlement under sections 16, 17 or otherwise hereunder. National Bank Financial Inc. is authorized to execute any other agreements in connection with this agreement on behalf of the Underwriters. National Bank Financial Inc. will in good faith discuss with the other Underwriters the nature of any of the transactions and notices prior to giving effect to them or the delivery of them, as the case may be.

  24.2.
  This agreement will be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

  24.3.
  Time will be of the essence of this agreement and, following any waiver or indulgence by any party, time will again be of the essence of this agreement.

  24.4.
  The words "agreement", "hereof", "hereunder" and similar phrases mean and refer to the agreement formed as a result of the acceptance by the Company of this offer by the Underwriters to purchase the Purchased Shares and any Additional Shares.

  24.5.
  All representations, warranties, covenants and agreements of the Company contained in this agreement or contained in documents submitted pursuant to this agreement and in connection with the transaction of purchase and sale contemplated by this agreement will survive the purchase and sale of the Purchased Shares and any Additional Shares and the termination of this agreement and will continue in full force and effect for the benefit of the Underwriters regardless of any subsequent disposition of the Purchased Shares or any Additional Shares or any investigation by or on behalf of the Underwriters with respect thereto. The Underwriters will be entitled to rely on the representations and warranties of the Company contained in this agreement or delivered pursuant to this agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

  24.6.
  Each of the parties to this agreement will be entitled to rely on delivery of a facsimile copy of this agreement and acceptance by each party of any such facsimile copy will be legally effective to create a valid and binding agreement between the parties to this agreement in accordance with the terms of this agreement.

  24.7.
  This agreement may be executed in any number of counterparts, each of which when so executed will be deemed to be an original and all of which, when taken together, will constitute one and the same agreement.

  24.8.
  If the Company subdivides, consolidates or otherwise changes, reorganizes or reclassifies its Shares in any way, declares any stock dividend, or becomes subject to any amalgamation, arrangement, business combination, reorganization, or other similar event (each such event being a "capital reorganization event") prior to the expiry of the Over-Allotment Option, the Additional Shares will be similarly subdivided, consolidated, reorganized, reclassified or changed so that the Underwriters receive, on any exercise of the Over-Allotment Option subsequent to the effective date of the capital reorganization event, the same number and type of securities that they would have otherwise received had they fully exercised the Over-Allotment Option prior to each capital reorganization event. The purchase price per Additional Share will be adjusted accordingly and notice will be given to the Underwriters and the Company of the adjustment. If the Underwriters disagree with the adjustment the matter will be determined conclusively by the Company's auditors at the expense of the Company.

  24.9.
  To the extent permitted by applicable law, the invalidity or unenforceability of any particular provision of this agreement will not affect or limit the validity or enforceability of the remaining provisions of this agreement.

  24.10.
  This agreement and the other documents referred to in this agreement constitute the entire agreement between the Underwriters and the Company relating to the subject matter of this agreement and supersede all prior agreements between those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this agreement.

  24.11.
  The terms and provisions of this agreement will be binding upon and enure to the benefit of the Underwriters and the Company and their respective successors and assigns; provided that, except as otherwise provided in this agreement, this agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effort.

        If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

        Yours very truly,

NATIONAL BANK FINANCIAL INC.
By:	/s/ MARC MURNAGHAN Name: Marc Murnaghan Title: Director
CIBC WORLD MARKETS INC.
By:	/s/ DANIEL J. MCCARTHY Name: Daniel J. McCarthy Title: Managing Director
RBC DOMINION SECURITIES INC.
By:	/s/ DAVID DAL BELLO Name: David Dal Bello Title: Managing Director

        Accepted and agreed to by the undersigned as of the date of this letter first written above.

STUART ENERGY SYSTEMS CORPORATION
By:	/s/ JON SLANGERUP Name: Jon Slangerup Title: President and Chief Executive Officer
By:	/s/ R. RANDALL MACEWEN Name: R. Randall MacEwen Title: Vice President, Corporate Development, General Counsel and Corporate Secretary

SCHEDULE 9.23

COMPANY'S MATERIAL IP

Stuart Energy Systems Corporation — Trade-marks	Total Registered: 30
REGISTERED TRADE-MARKS	Total Pending: 43
Trade-mark	Country	Application/ Registration Number	Filing Date	Registration Date
Circular Design	Egypt	98214		May 16, 1999
Circular Design	Egypt	98211		March 9, 1999
Circular Design	Egypt	98212		March 9, 1999
Circular Design	Egypt	98213
Circular Design	Japan	4137782	October 27, 1995	April 17, 1998
Circular Design	Japan	4146031	October 27, 1995	May 15, 1998
Circular Design	Japan	4112184	October 27, 1995	February 6, 1998
ELECTROLYSER	United	2113294	May 17, 1995	November 18, 1997
& Design	States
Circular Design	United	2114980	May 17, 1995	November 25, 1997
	States
SUNFUEL	Canada	TMA492,663	March 21, 1995	April 8, 1998
DEP	Canada	TMA568,294	April 25, 2000	September 30, 2002
PERSONAL	Canada	TMA568,293	April 25, 2000	September 30, 2002
ELECTROLYSER & Design	Canada	TMA469,504	May 11, 1995	January 23, 1997
Circular Design	Canada	TMA469,203	May 11, 1995	January 21, 1997
STUART	Canada	TMA575,036	July 27, 2000	February 5, 2003

Trade-mark	Country	Application/ Registration Number	Filing Date	Registration Date
SUNFUEL	Mexico	579151		June 25, 1998
SUNFUEL	Mexico	579152		June 21, 1998
SUNFUEL	Mexico	579,153		June 26, 1998
SUNFUEL	Mexico	579,154
HOMEFUELER	Benelux	721,992	March 27,2002	March 27, 2002
ELWATEC	Benelux	688,954	April 9, 2001	April 9, 2001
H2 HYDROGEN SYSTEMS & Design	Benelux	688981	April 9, 2001	April 9, 2001
H2Cogen	Benelux	695254	August 2, 2001	August 2, 2001
H2GEN Design	Benelux	695252	August 2, 2001	August 2, 2001
H2I-Gen	Benelux	695253	August 2, 2001	August 2, 2001
HYCOGEN	Benelux	688956	April 9, 2001	April 9, 2001
IMET	Benelux	688952	April 9, 2001	April 9, 2001
REMINEL	Benelux	688953	April 9, 2001	April 9, 2001
RIMET	Benelux	688957	April 9, 2001	April 9, 2001
ZEM	Benelux	688955	April 9, 2001	April 9, 2001
ZEMSCOOTER	Benelux	690552	April 20, 2001	April 20, 2001

2

Stuart Energy Systems Corporation

PENDING APPLICATIONS

Trade-mark	Country	Client/ Matter Number	Application/ Registration Number	Filing Date
Circular Design	India	00650-2313	685230	November 1, 1995
Circular Design	India	00650-2314	685231	November 1, 1995
DEP	US	00650-2249	76/117008	August 25, 2000
HYDROGENNET WORKS.COM	US	00650-2252	76/061293	June 1, 2000
STUART	US	00650-2260	76/108877	August 14, 2000
S GLOBE Design	US	00650-2261	76/441724
The Power of Hydrogen	US	00650-2264	76/441721	August 20, 2002
Stuartenergy the power of hydrogen & design	US	00650-2265	76/441723	August 20, 2002
Stuart Energy & Globe Design (colour)	US	00650-2266	76/461,623
Stuart Energy & Globe Design (colour)	US	00650-2267	76/461,624	October 23, 2002
HYDROGENNET WORKS.COM	Canada	00650-2272	1,055,305
GLOBE Design	Canada	00650-2290	1,145,372	July 8, 2002
Stuartenergy the power of hydrogen & design	Canada	00650-2291	1,145,376	July 8, 2002
The Power of Hydrogen	Canada	00650-2292	1,145,375	July 8, 2002
STUART ENERGY & GLOBE Design	Canada	00650-2295	1,151,823

3

Trade-mark	Country	Client/ Matter Number	Application/ Registration Number	Filing Date
GLOBE DESIGN	Canada	00650-2296	1,151,821
GLOBE & Design (French)	Canada	00650-2297	1,151,819
HOME FUELER & Design	Benelux		1,022,655	November 27, 2002
Vandenborre Hydrogen Systems & Design	Benelux		1,022,652	November 27, 2002
HOMEFUELER	India		1112682	June 19, 2002
HOMEFUELER	India		1112683	June 19, 2002
HOMEFUELER	US		78/133261	June 5, 2002
H2COGEN	Benelux		1022654	November 27, 2002
H2IGEN	Benelux		1022653	November 27, 2002
H2 HYDROGEN SYSTEMS	Austria		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	Bulgaria		770880	January 30, 2002
H2 HYDROGEN SYSTEMS	Switzerland		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	China		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	Czech Republic		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	Germany		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	Denmark		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	Spain		777880	January 30, 2002

4

Trade-mark	Country	Client/ Matter Number	Application/ Registration Number	Filing Date
H2 HYDROGEN SYSTEMS	France		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	Hungary		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	Italy		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	Japan		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	Poland		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	Portugal		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	Russia		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	Sweden		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	Singapore		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	Slovenia		777880	January 30, 2002
H2 HYDROGEN SYSTEMS	Vietnam		777880	January 30, 2002

5

SES PATENT PORTFOLIO — ACTIVE FAMILIES

Title	Country	Application No./ Patent No.	Filing Date
MONOPOLAR ELECTROCHEMICAL SYSTEM WITH A DOUBLE ELECTRODE	AUSTRALIA	55448/98	Jan. 2, 1998
PLATE (ORIGINAL DEP PATENT)		734556
	AUSTRALIA	28,133/01	Jan. 2, 1998
		(DIV of 55448/98)
		765769
	BRAZIL	PI 9806831-8	Jan. 2, 1998
	CANADA	2,276,444	Jan. 2, 1998
	CHINA	98801666.4	Jan. 2, 1998
	CHINA	200310118121.80	Jan. 2, 1998
	EUROPE	98900488.2	Jan. 2, 1998
	INDIA	I/BOM/98	Jan. 2, 1998
	JAPAN	10-529524	Jan. 2, 1998
	MEXICO	PA/A/1999/0996265	Jan. 2, 1998
	MEXICO	PA/A/1999/006265	Jan. 2, 1998
	NEW ZEALAND	336574	Jan. 2, 1998
	NEW ZEALAND	509464	Jan. 2, 1998
		(DIV of 336574)
	UNITED STATES	09/002,118	Dec. 31, 1997
		6,080,290
	PCT	CA98/00001	Jan. 2, 1998
ELECTROCHEMICAL CELL UTILIZING RIGID SUPPORT	UNITED STATES	09/578,502	May 26, 2000
MEMBERS (DEP — DIVISIONAL 1)		6,383,347
ELECTROCHEMICAL CELL USING A FOLDED DOUBLE	UNITED STATES	09/578,501	May 26, 2000
ELCTRODE PLATE (DEP — DIVISIONAL 2)		6,395,154
HYDROGEN FUEL REPLENISHMENT SYSTEM (1030)	AUSTRALIA	42819/00	Apr. 28, 2000
		758045
	BRAZIL	PI 0010507-4	Apr. 28, 2000
	CANADA	2,370,026	Apr. 28, 2000
	CHINA	ZL 00807477.1	Apr. 28, 2000
	EUROPE	00922390.0	Apr. 28, 2000
		1194716
	AUSTRIA	E231955	Apr. 28, 2000
	BELGIUM	1194716	Apr. 28, 2000
	DENMARK	1194716	Apr. 28, 2000
	FINLAND	1194716	Apr. 28, 2000
	FRANCE	1194716	Apr. 28, 2000
	GERMANY	P 600 01321.9	Apr. 28, 2000
	GREECE	00922390.0 /	Apr. 28, 2000
		National Patent No.: 3043749
	IRELAND	1194716	Apr. 28, 2000
	ITALY	1194716	Apr. 28, 2000
	NETHERLANDS	1194716	Apr. 28, 2000
	PORTGUAL	00922390.0	Apr. 28, 2000
	SPAIN	2186645	Apr. 28, 2000
	SWEDEN	1194716	Apr. 28, 2000
	SWITZERLAND/	1194716	Apr. 28, 2000
	LIECHTENSTEIN
	HONG KONG	02108415.0 (publication no.)	None
	HONG KONG	02108415.8	Nov. 18, 2003
	ICELAND	6145	Apr. 28, 2000
	INDIA	IN/PCT/2001 01387 MUM	Apr. 28, 2000
	INDONESIA	W-00200102731	Apr. 28, 2000
	ISRAEL	146271	Apr. 28, 2000
	JAPAN	618,652/2000	Apr. 28, 2000
	KOREA	2001-7014289	Apr. 28, 2000
	MEXICO	PA/a/2001/011483	Apr. 28, 2000
	NEW ZEALAND	515268	Apr. 28, 2000
	NORWAY	2001 5414	Apr. 28, 2000
	SINGAPORE	200106875-8	Apr. 28, 2000
	SOUTH AFRICA	2001/8895	Apr. 28, 2000
	UNITED STATES	09/354,312	Jul. 16, 1999
		6,432,283
	VIETNAM	1-2001-01203	Apr. 28, 2000
	PCT	CA00/00487	Apr. 28, 2000
ENERGY DISTRIBUTION NETWORK (1032)	AUSTRALIA	42820/00	Apr. 28, 2000
	BRAZIL	PI 0010509-0	Apr. 28, 2000
	CANADA	2,370,031	Oct. 11, 2001
	CHINA	00807471.2	Apr. 28, 2000
		(CN 1350506A, publication no.)
	EUROPE	00922391.8	Apr. 28, 2000
	HONG KONG	10468944 (publication no.)	Apr. 28, 2000
	ICELAND	6146	Apr. 28, 2000
	INDIA	IN/PCT/2001,01386MUM	Apr. 28, 2000
	ISRAEL	146272	Apr. 28, 2000
	JAPAN	618,198/2000	Apr. 28, 2000
	KOREA	2001-7014318	Apr. 28, 2000
	MEXICO	PA/a/2001/011403	Apr. 28, 2000
	NEW ZEALAND	515269	Apr. 28, 2000
	NEW ZEALAND	529787	Nov. 26, 2003
	NORWAY	2001 5415	Apr. 28, 2000
	SINGAPORE	200106874-1	Apr. 28, 2000
	SOUTH AFRICA	2001/8897	Apr. 28, 2000
	UNITED STATES	09/387,828	Sep. 1, 1999
	UNITED STATES	(not assigned)	Sep. 1, 1999
	VIETNAM	1-2001-01202	Apr. 28, 2000
	PCT	CA00/00488	Apr. 28, 2000
HYDROGEN STORAGE SYSTEM AND POWER SYSTEM INCORPORATING SAME	UNITED STATES	10/375,340	Feb. 28, 2003
	CANADA	2,420,571	Feb. 28, 2003
HIGH PRESSURE ELECTROYLSER MODULE	ARGENTINA	020777 A1
	AUSTRALIA	0748527	Oct. 8, 1999
	AUSTRIA	220125	Oct. 8, 1999
	BELGIUM	547910	Oct. 8, 1999
	BRAZIL	PI 9914416-6	Oct. 8, 1999
	CANADA	2,350,322	Oct. 8, 1999
	CHINA	1330731	Oct. 8, 1999
	CHILE	99814380.4	Oct. 8, 1999
	CZEC REP	PV 2001 1312	Oct. 8, 1999
	DENMARK	1133586	Oct. 8, 1999
	EUROPE	1133586	Oct. 8, 1999
	FINLAND	1133586	Oct. 8, 1999
	FRANCE	1133586	Oct. 8, 1999
	GERMANY	69902055	Oct. 8, 1999
	GREECE	1,133,586	Oct. 8, 1999
	HONG KONG	106851.5	Oct. 8, 1999
	HUNGARY	222129	Oct. 8, 1999
	IRELAND	1133586	Oct. 8, 1999
	INDIA	IN/PCT/2001,0306/Del	Oct. 8, 1999
	ITALY	71370	Oct. 8, 1999
	ISRAEL	142343	Oct. 8, 1999
	JAPAN	200103101	Oct. 8, 1999
	KOREA	10-2001-7004388	Oct. 8, 1999
	LUXEMBOURG	1,133,586	Oct. 8, 1999
	MEXICO	PA/A/2001/003830	Oct. 8, 1999
	NETHERLANDS	1133586	Oct. 8, 1999
	NEW ZEALAND	511053	Oct. 8, 1999
	NORWAY	2001 1826	Oct. 8, 1999
	POLAND	P-347222	Oct. 8, 1999
	PORTUGAL	98203415	Oct. 8, 1999
	SOUTH AFRICA	2001/2786	Oct. 8, 1999
	SPAIN	2179681	Oct. 8, 1999
	SWEDEN	1133586	Oct. 8, 1999
	SWITZERLAND	1133586	Oct. 8, 1999
	UNITED KINGDOM	99950733.8	Oct. 8, 1999
	UNITED STATES	09/807,456	Oct. 8, 1999
		6,554,978
	PCT	200022191	Oct. 8, 1999
		PCT/EP99/07778
IMPROVED ION-PERMEABLE DIAPHRAGMS FOR ELECTROLYSER CELLS	AUSTRIA	78122	Jan. 5, 1987
	CANADA	1,317,711	Jan. 6, 1987
	CHINA	87100195	Jan. 8, 1987
	EUROPE	00232923	Jan. 5, 1987
	GERMANY	37 80 180	Jan. 5, 1987
	JAPAN	2604734	Jan. 6, 1987
		62196390	Jan. 6, 1987
	NORWAY	171172	Jan. 5, 1987
		870023	Jan. 5, 1987
	SPAIN	2033794	Jan. 5, 1987
	UK	8600401	Jan. 8, 1986
EKEJTRIKTSEZEKKE FYR GASEBTWUCJEKB DER EKEJTRIKTTUSCGE ORIZESSE/	EUROPE	479840	Jun. 20, 1990
ELECTROLYTIC CELL-SEPARATORASSEMBLY (1040)	UNITED STATES	09/368,353	Aug. 5, 1999
		6,187,155
ELECTROLYTIC CELLS OF IMPROVED FLUID SEALABILITY (1041)	AUSTRALIA	42827/00	May 3, 2000
	CHINA	00811202.9	May 3, 2000
	INDIA	IN/PCT/2002,00114 Mum	May 3, 2000
	JAPAN	515,356/2001	May 3, 2000
	MEXICO	PA/A/2002/001273	May 3, 2000
	NEW ZEALAND	516761	May 3, 2000
	UNITED STATES	09/369,153	Aug. 5, 1999
		6,254,741
	PCT	CA 00/00498	May 3, 2000
GAS-LIQUID SEPARATION METHOD AND APPARATUS IN ELECTROLYTIC CELLS (1042)	AUSTRALIA	42828/00	May 3, 2000
	HONG KONG	03100326.2	May 3, 2000
	INDIA	IN/PCT/2002,00045 Mum	May 3, 2000
	JAPAN	IN/PCT/2002,00045 Mum	May 3, 2000
	MEXICO	PA/a/2002/000530	May 3, 2000
	NEW ZEALAND	516538	May 3, 2000
	UNITED STATES	US 09/354,340	Jul. 16, 1999
		6,338,786
	PCT	CA98/00499	May 3, 2000
ELECTROLYSEZELLE MIT GASBILDUNG AN ANODE UND KATHODE/	AUSTRIA	127168	Jun. 20, 1990
ELECTRONIC CELL FOR ELECTROLYTIC PROCESSES IN WHICH GAS IS EVOLVED	AUSTRALIA	9059201	Jun. 20, 1990
	BRAZIL	9007455	Jun. 20, 1990
	CANADA	2062739	Jun. 20, 1990
	DENMARK	479840	Jun. 20, 1990
	GERMANY	285122
		285125
		285126
		285127
		285128
	GERMANY	59009595	Jun. 20, 1990
	SPAIN	2079476	Jun. 20, 1990
	FINLAND	9105971	Dec. 18, 1991
	JAPAN	4507433	Jun. 20, 1990
	NORWAY	9104748	Dec. 3, 1991
	RUSSIA	2073071	Jun. 20, 1990
	NORWAY	307574	Jun. 20, 1990
	PCT	9100379	Jun. 20, 1990
PRESSURE CONTROL SYSTEM IN A WATER ELECTROLYTIC CELL (1031)	AUSTRALIA	42818/00	Apr. 28, 2000
		758684
	INDIA	IN/PCT/2001/01381 Mum	Apr. 28, 2000
	JAPAN	618,529/2000	Apr. 28, 2000
	HONG KONG	1046936A (publication no.)	Apr. 28, 2000
	MEXICO	PA/a/2001/011402	Apr. 28, 2000
	NEW ZEALAND	515267	Apr. 28, 2000
	PCT	CA00/00486	Apr. 28, 2000
PRESSURE DIFFERENTIAL CONTROL IN AN ELECTROLYTIC CELL (1034)	AUSTRALIA	42826/00	May 3, 2000
	CHINA	00812381.0	May 3, 2000
	HONG KONG	TBA	May 3, 2000
	INDIA	IN/PCT/2002/00241 Mum	May 3, 2000
	JAPAN		May 3, 2000
	KOREA	2002-7002794	May 3, 2000
	MEXICO	PA/a/2002/002161	May 3, 2000
	SINGAPORE	200201334-0	May 3, 2000
		87536
	UNITED STATES	09/387,829	Sep. 1, 1999
		6,145,518
	VIETNAM	1-2002-00279	May 3, 2000
	PCT	CA00/00497	May 3, 2000
AMORPHOUS METAL/METALLIC GLASS ELECTRODES FOR ELECTROCHEMICAL PROCESSES (SL417)	CANADA	2,126,136	Jun. 17, 1994
	UNITED STATES	US 5,429,725	Sep. 16, 1999
AMORPHOUS METALLIC GLASS ELECTRODES FOR ELECTROCHEMICAL PROCESSES (1033)	AUSTRALIA	10135/01	Oct. 23, 2000
	CHINA	00814770.1	Oct. 23, 2000
	HONG KONG	03103095.3	Apr. 30, 2003
		1050917A (publication No.)
	INDIA	IN/PCT/2002,00288MUM	Oct. 23, 2000
	JAPAN	533,216/2001	Oct. 23, 2000
	KOREA	2002-7004542	Oct. 23, 2000
	MEXICO	PA/a/2002/002673	Oct. 23, 2000
	NEW ZEALAND	517452	Oct. 23, 2000
	SINGAPORE	200201585-7	Oct. 23, 2000
		87951
	UNITED STATES	09/459,381 6,303,015	Dec. 13, 1999
	PCT	CA00/01251	Oct. 23, 2000
METHOD AND APPARATUS FOR PROVIDING PRESSURIZED HYDROGEN GAS (1044)	AUSTRALIA	2001242164	Mar. 16, 2001
	CANADA	2,300,770	Mar. 17, 2000
	CANADA	2,402,510	Mar. 16, 2001
	NEW ZEALAND		Mar. 16, 2001
	SOUTH AFRICA		Mar. 16, 2001
	UNITED STATES	10/239,686	Mar. 16, 2001
	PCT	CA01/00351	Mar. 16, 2001
ELECTROLYTIC PRE-ENRICHMENT FOR THE COMBINED ELECTROLYSIS AND CATALYTIC EXCHANGE PROCESS	UNITED STATES	438,480 5,591,319	10-May-1995
AN INTEGRATED ELECTROLYSER MODULE WITH AN INTERNAL GAS/LIQUID SEPARATOR	EUROPE	—	Oct. 29, 2003

6

SCHEDULE 15.4.1

U.S. PURCHASER'S LETTER

Stuart Energy Systems Corporation
5101 Orbitor Drive
Mississauga, Ontario
L4W 4V1

Dear Sirs:

In connection with our proposed purchase of Common Shares (the "Common Shares") of Stuart Energy Systems Corporation (the "Company"), we confirm and agree as follows:

  •
  we authorized to consummate the purchase of the Common Shares;

  •
  we understand and acknowledge that the Common Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States, and that the offer and sale of Common Shares to us are being made to Accredited Investors (as such term is defined in Regulation D under the U.S. Securities Act) in reliance upon a private placement exemption;

  •
  we are an Accredited Investor and are acquiring the Common Shares for our own account or for the account of one or more Accredited Investors with respect to which we are acting as fiduciary or agent and each such investor account is an Accredited Investor, and not with a view to any resale, distribution or other disposition of the Common Shares in violation of United States federal or state securities laws;

  •
  we acknowledge that we have not purchased the Common Shares as a result of any general solicitation or general advertising (as such terms are defined in Regulation D under the Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

  •
  we understand and acknowledge that the Common Shares are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act ("Rule 144"), and that if in the future we decide to offer, resell, pledge or otherwise transfer any of the Common Shares, the Common Shares may be offered, sold, pledged or otherwise transferred only (a) to the Company; (b) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act and in compliance with applicable Canadian local laws and regulations; (c) within the United States, in accordance with (i) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance upon Rule 144A or (ii) Rule 144, if available, and in compliance with any applicable state securities laws of the United States; or (d) in another transaction that does not require registration under the Securities Act or any applicable state securities laws of the United States, after (A) in the case of proposed transfers pursuant to (b) above, providing a declaration to CIBC Mellon Trust Company, as registrar and transfer agent for the Common Shares, in the form attached hereto as Exhibit B (or such other form as the Company may prescribe from time to time) and (B) in the case of proposed transfers pursuant to (c) or (d) above, providing an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that the proposed transfer may be effected without registration under the Securities Act;

  •
  we understand and acknowledge that certificates representing any Common Shares sold in the United States, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend upon the original issuance of the Common Shares and until the legend is no longer required under applicable requirements of the Securities Act or applicable state securities laws:

  "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR STATE SECURITIES LAWS.THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF STUART ENERGY SYSTEMS CORPORATION (THE "COMPANY") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED.

  IF THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO CIBC MELLON TRUST COMPANY AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

2

If any Common Shares are being sold in accordance with Rule 904 of Regulation S, and if the Company is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to CIBC Mellon Trust Company, as registrar and transfer agent, in the form attached hereto as Exhibit B (or as the Company may prescribe from time to time).

If any Common Shares are being sold under Rule 144, the legend may be removed by delivering to CIBC Mellon Trust Company an opinion of counsel, of recognized standing reasonably satisfactory to the Company, that the legend is no longer required under applicable requirements of the Securities Act or state securities laws;

  •
  we consent to the Company making a notation on its records or giving instructions to any transfer agent of the Common Shares in order to implement the restrictions on transfer set out and described in this U.S. Placement Memorandum;

  •
  we understand and acknowledge that the Company is not obligated to file and has no present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Common Shares in the United States;

  •
  we acknowledge that we have received a copy of this U.S. Placement Memorandum and the Canadian Prospectus and have been afforded the opportunity to ask such questions as we deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Common Shares and to obtain such additional information which the Company possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in this U.S. Placement Memorandum and the Canadian Prospectus and that we considered necessary in connection with our decision to invest in the Common Shares;

  •
  we understand and acknowledge that the Company (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not, at the time the Common Shares are resold by us or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Company not to be a foreign issuer; and

  •
  we understand and acknowledge that we are making the representations, warranties and agreements contained herein with the intent that they may be relied upon by the Company, the underwriters and the United States affiliates of the underwriters in determining our eligibility or (if applicable) the eligibility of others on whose behalf we are contracting hereunder to purchase Common Shares.

We acknowledge that the representations and warranties and agreements contained herein are made by us with the intent that they may be relied upon by you and by the U.S. Placement Agent, in determining our eligibility or (if applicable) the eligibility of others on whose behalf we are contracting hereunder to purchase the Common Shares. We further agree that by accepting the Common Shares we shall be representing and warranting that the foregoing representations and warranties are true as at the closing time with the same force and effect as if they had been made by us at the closing time and that they shall survive the purchase by us of the Common Shares and shall continue in full force and effect notwithstanding any subsequent disposition by us of the Common Shares.

3

You, the underwriters and the U.S. affiliates of the underwriters are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Dated:	By:
Name: Title:

4

SCHEDULE 15.4.2

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the Shares (the "Shares") of Stuart Energy Systems Corporation (the "Company") pursuant to the underwriting agreement dated    •    , 2004 among the Company and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

I.
[Name of U.S. broker-dealer Affiliate] is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

II.
each offeree was provided with a copy of the U.S. private placement memorandum (the "U.S. Placement Memorandum"), including the Canadian final prospectus dated     •    , 2004 and the documents incorporated by reference therein for the offering of the Shares in the United States;

III.
immediately prior to our transmitting such U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was, and continue to believe that each such offeree who is purchasing Shares from us is a "qualified institutional buyer", as defined in Rule 144A or an "accredited investor" as defined in Regulation D;

IV.
no form of "general solicitation" or "general advertising" (as those terms are used in Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States; and

V.
the offering of the Shares in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Unless otherwise defined, terms used in this certificate have the meanings given to them in the Underwriting Agreement.

        Dated this                     day of                                       , 2004.

[UNDERWRITER]		[U.S. BROKER-DEALER AFFILIATE]

By:		By:
	Name: Title:		Name: Title:

SCHEDULE 15.5

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	CIBC Mellon Trust Company as registrar and transfer agent for common shares of STUART ENERGY SYSTEMS CORPORATION

        The undersigned:

  •
  acknowledges that the sale of the securities of Stuart Energy Systems Corporation to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "Securities Act"), and

  •
  Certifies that:

  1.
  it is not an affiliate of Stuart Energy Systems Corporation (as defined in Rule 405 under the Securities Act),

  2.
  the offer of the securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States,

  3.
  neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" (as such term is defined in Regulation S) in the United States in connection with the offer and sale of the securities,

  4.
  the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the Securities Act),

  5.
  the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S, with fungible unrestricted securities, and

  6.
  the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S. is part of a plan or scheme to evade the registration provisions of the Securities Act.

Dated:	By:

Name:
Title:

QuickLinks

Exhibit 99.3
UNDERWRITING AGREEMENT
SCHEDULE 9.23
SES PATENT PORTFOLIO — ACTIVE FAMILIES
SCHEDULE 15.4.1
SCHEDULE 15.4.2
SCHEDULE 15.5